SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                      COMMODORE APPLIED TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   202630 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Tamie P. Speciale
                       Dispute Resolution Management, Inc.
                       132 West Pierpont Avenue, Suite 400
                           Salt Lake City, Utah 84101
                                 (801) 355-1444
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                            Daniel B. Nunn, Jr., Esq.
                                McGuireWoods, LLC
                              Bank of America Tower
                        50 North Laura Street, Suite 3300
                           Jacksonville, Florida 32202
                                 (904)-798-2654

                                November 1, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

-------------------------          SCHEDULE 13D                Page 2 of 8 Pages
CUSIP No.  202630  10  9
-------------------------                                      -----------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


           William James Russell III
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


           OO  (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


           United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                                                 497,500 (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                 497,500 (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           497,500 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           0.86% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


           IN
________________________________________________________________________________

-------------------------                                      -----------------
CUSIP No.  202630  10  9             SCHEDULE 13D              Page 3 of 8 Pages
-------------------------                                      -----------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


           Nancy Elaine Russell
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


           00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


            United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                                                          497,500 (1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                          497,500 (1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           497,500 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           0.86%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


           IN
________________________________________________________________________________


         (1) Represents the number of shares of common stock, par value $0.001 (the "Common Stock"), of the Issuer beneficially owned by William James Russell III, Ms. Russell's spouse. Ms. Russell disclaims beneficial ownership of all of the shares of Common Stock owned by her spouse.

------------------------                                       -----------------
CUSIP No.  202630  10  9        SCHEDULE 13D                   Page 4 of 8 Pages
------------------------                                       -----------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


           Tamie P. Speciale
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


           00  (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


           United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                                               3,145,000 (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                               3,145,000 (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           3,145,000 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           5.17% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


           IN
________________________________________________________________________________

------------------------                                       -----------------
CUSIP No.  202630  10  9             SCHEDULE 13D              Page 5 of 8 Pages
------------------------                                       -----------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


           George Herbert Speciale
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


           00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


           United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER
                                                                   3,145,000 (1)
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                                                   3,145,000 (1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           3,145,000 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           5.17%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


           IN
________________________________________________________________________________


         (1) Represents the number of shares of Common Stock of the Issuer beneficially owned by Tamie P. Speciale, Mr. Speciale's spouse. Mr. Speciale disclaims beneficial ownership of all of the shares of Common Stock owned by his spouse.

Explanatory Note.

         This Amendment No. 2 to Schedule 13D (this "Amendment II") amends and supplements Items 3 through 5 of the statement on Schedule 13D/A filed on December 04, 2001 (the "Schedule 13D/A") by William J. Russell (individually, "Mr. Russell"), Nancy Russell (individually, "Ms. Russell"), Tamie P. Speciale (individually, "Ms. Speciale") and George H. Speciale (individually, "Mr. Speciale") (collectively, the "Reporting Persons"). This Amendment should be read in conjunction with the Schedule 13D/A and Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D and 13D/A.


Item 3.       Source and Amount of Funds or Other Consideration.

              Item 3 of the Schedule 13D/A, is hereby amended and supplemented as follows:

              The transactions described in this Amendment are pursuant to the settlement agreement dated August 19, 2002, by and among Commodore Applied Technologies, Inc. ("Commodore"), Dispute Resolution Management, Inc. ("DRM"), Mr. Russell and Ms. Speciale (the "Settlement Agreement"), wherein the parties have agreed to terminate the agreement, dated August 30, 2000, by and among Commodore, DRM, Mr. Russell and Ms. Speciale for Commodore to purchase an 81% equity interest in DRM (the "Stock Purchase Agreement").

              Pursuant to the Settlement Agreement, as of November 1, 2002, Commodore received from each of Mr. Russell and Ms. Speciale
              1,655,000 shares of Commodore Common Stock. As of November 1, 2002, pursuant to the Settlement Agreement, Commodore received from Mr. Russell an additional 1,187,500 shares of Commodore Common Stock.

              In a private transaction, as of November 1, 2002, Mr. Russell and Ms. Speciale each sold 2,500,000 shares of Commodore Common Stock to Mr. Robert Goldsmith. Additionally, as of November 1, 2002, Mr. Russell made the following charitable donations of shares of Commodore common stock: (i) 500,000 shares of Commodore Common stock to University of Kansas Endowment; (ii) 730,000 shares of Commodore Common stock to Northwest Nazarene University; and (iii) 230,000 shares of Commodore Common stock to Intermountain District Church of the Nazarene.

              Mr. Russell and Ms. Speciale each currently hold warrants to purchase up to 340,000 shares of Commodore Common Stock as reported in schedule 13D/A.

Item 4.       Purpose of Transaction.

              Item 4 of the Schedule 13D/A is hereby amended and supplemented as follows:

              As per terms and conditions of the Settlement Agreement, Commodore received from each of Mr. Russell and Ms. Speciale 1,655,000 shares of Commodore Common Stock. Commodore also received from Mr. Russell an additional 1,187,500 shares of Commodore Common Stock as part of the Settlement Agreement.

              In a private transaction, as of November 1, 2002, Mr. Russell and Ms. Speciale each sold 2,500,000 shares of Commodore common stock to Mr. Robert Goldsmith. Additionally, as of November 1, 2002, Mr. Russell made the following charitable donations of shares of Commodore common stock: (i) 500,000 shares of Commodore common stock to University of Kansas Endowment; (ii) 730,000 shares of Commodore common stock to Northwest Nazarene University; and (iii) 230,000 shares of Commodore common stock to Intermountain District Church of the Nazarene.

              Mr. Russell and Ms. Speciale each currently hold warrants to purchase up to 340,000 shares of Commodore Common Stock as reported in schedule 13D/A.

              As a result of the transactions reported herein, Mr. Russell and Ms. Speciale reduced their beneficial ownership of Commodore Common Stock to 497,500 and 3,145,000 shares, respectively. Mr. Russell and Ms. Speciale may from time to time acquire additional shares of Common Stock through open market purchases, but have no present intention of doing so.

Item 5.       Interest in Securities of Issuer.

              Item 5 of the Schedule 13D/A is hereby amended and supplemented as follows:

              (a). By reason of the execution of the Settlement Agreement and various private sales and or donations, as of November 1, 2002, Mr. Russell and Ms. Speciale have reduced their beneficial ownership of Commodore Common Stock to 497,500 and 3,145,000 shares, respectively, from those amounts previously issued to Mr. Russell and Ms. Speciale, as reported in the Schedule 13D/A and
              Schedule 13D. The previously issued warrants to each of Mr. Russell and Ms. Speciale to purchase up to 340,000 shares of Commodore Common Stock as reported in schedule 13D/A are outstanding. As of November 1, 2002, Mr. Russell and Ms. Speciale beneficially own approximately 0.86% and 5.17%, respectively, of the issued and outstanding shares of Commodore Common Stock. Ms. Russell and Mr. Speciale may be deemed to be beneficial owners of all of the Commodore Common Stock acquired by their spouses pursuant to the Stock Purchase Agreement. However, Ms. Russell and Mr. Speciale both disclaim their beneficial ownership of all of the shares of Commodore Common Stock owned by their spouses.

              (b). Mr. Russell and Ms. Speciale each have sole voting and dispositive power with respect to all of the shares of Commodore Common Stock set forth in response to Item 5(a) above in which they have beneficial ownership as of November 1, 2002. None of the Reporting Persons shares voting and/or dispositive power with respect to any of the shares of Commodore Common Stock set forth in response to Item 5(a) above which they directly beneficially own.

              Except as set forth in response to this Item 5(b), none of the Reporting Persons presently has the sole or shared power to vote, direct the vote, dispose or direct the disposition of any shares of Commodore Common Stock that may be deemed beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              As described in Items 3, 4, and 5, the Settlement Agreement by and among Commodore, DRM, Mr. Russell and Ms. Speciale resulted in the return of 5,937,500 shares of Commodore Common Stock to Commodore. Of this amount, Mr. Russell returned 2,842,500 shares of Commodore Common Stock to Commodore and Ms. Speciale returned 1,655,000 shares of Commodore Common Stock to Commodore. DRM returned 1,440,000 shares of Commodore Common Stock to Commodore.

Item 7.       Material to be Filed as Exhibits.

              The following document is being filed as an Exhibit to this Statement and is each incorporated by reference herein.

               Exhibit No.                        Document
               -----------                        --------

                    1. Settlement Agreement, dated August 19, 2002, by and among Commodore Applied Technologies, Inc., Dispute Resolution Management, Inc., William J. Russell and Tamie P. Speciale.



         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   December 2, 2002


                                                 By:/s/William J. Russell
                                                 -------------------------------
                                                        William J. Russell


                                                 By:/s/Nancy Russell
                                                 -------------------------------
                                                        Nancy Russell


                                                 By:/s/Tamie P. Speciale
                                                 -------------------------------
                                                        Tamie P. Speciale


                                                 By:/s/ George H. Speciale
                                                 -------------------------------
                                                        George H. Speciale

                                INDEX TO EXHIBITS

               Exhibit No.                        Document
               -----------                        --------

                    1. Settlement Agreement, dated August 19, 2002, by and among Commodore Applied Technologies, Inc., Dispute Resolution Management, Inc., William J. Russell and Tamie P. Speciale.